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                                                                     EXHIBIT 2.1


                   [CHESAPEAKE ENERGY CORPORATION LETTERHEAD]


FOR IMMEDIATE RELEASE
NOVEMBER 13, 1997



                    CHESAPEAKE ENERGY CORPORATION ANNOUNCES
                      AGREEMENT TO ACQUIRE HUGOTON ENERGY
                                  CORPORATION

         OKLAHOMA CITY, OKLAHOMA, NOVEMBER 13, 1997 - Chesapeake Energy Corporation (NYSE:CHK) and Hugoton Energy Corporation (NASDAQ:HUGO) today announced that they have signed a definitive agreement to merge in a stock-for-stock transaction. Hugoton has approximately 300 billion cubic feet of gas equivalent (Bcfe) of proved reserves which together with Chesapeake's proved reserves of 580 Bcfe (pro forma for the DLB and AnSon acquisitions) will give Chesapeake total reserves of approximately 880 Bcfe. Of this amount, approximately 65% will be proved developed reserves and Chesapeake's reserve to production index (R/P) will increase to eight years. Hugoton's proved reserves are 80% developed and will increase Chesapeake's proven reserves by more than 50%. The combined current production rate of Chesapeake and Hugoton will be approximately 350 million cubic feet of gas (Mcfe) equivalent per day, or 125 Bcfe per year. The combination of Chesapeake and Hugoton should increase Chesapeake's enterprise value to nearly $1.8 billion. The company will have a strong balance sheet with $200 million in cash and investments. Pro forma for the acquisitions, Chesapeake would have generated approximately $235 million in EBITDA and $190 million in cash flow in calendar 1997.

         The merger agreement provides for a fixed exchange ratio of 1.3 shares of Chesapeake for each share of Hugoton stock, resulting in Hugoton's shareholders owning approximately 26% of Chesapeake pro forma for the transaction. Based on Chesapeake's closing price of $10.25 on November 12, 1997, Hugoton's 20.9 million fully-diluted shares outstanding, and the assumption by Chesapeake of $105 million of Hugoton's debt, the transaction has a total value of approximately $380 million. Chesapeake believes Hugoton's unproven properties have a value of $50 million, implying an acquisition price of approximately $1.10 per Mcfe for Hugoton's proved reserves.

                                                   TOM PRICE, JR.,VICE PRESIDENT
                                                           CORPORATE DEVELOPMENT
                                                         (405)848-8000, EXT. 267
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         Chesapeake will acquire Hugoton by merging it into a subsidiary of
Chesapeake. Although both Hugoton and Chesapeake's Boards of Directors have unanimously approved the transaction, the transaction is subject to approval by both Chesapeake and Hugoton's shareholders. Floyd C. Wilson, Hugoton's Chairman and Chief Executive Officer, Hugoton's Executive Vice President Jay W. Decker, Comdisco, Inc., and partnerships associated with First Reserve Corporation collectively own approximately 48% of Hugoton's outstanding common stock and have agreed to vote in favor of the transaction. Aubrey K. McClendon and Tom L. Ward collectively own 32% of Chesapeake's stock and have agreed to vote in favor of the transaction. The transaction is expected to close in early 1998 and is expected to be accounted for as a pooling of interests and qualify as a tax-free reorganization. Bear Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation acted as advisors to Chesapeake and Petrie Parkman & Co., Inc. and Growth Capital Partners, Inc. acted as advisors to Hugoton.

                              HUGOTON'S MANAGEMENT
                                    COMMENT

         Floyd C. Wilson, Hugoton's Chairman and Chief Executive Officer, stated, "This merger combines Hugoton's long-lived reserves and strong production base with Chesapeake's attractive drillbit inventory to create a major independent capable of growing significantly faster than the industry average. We are particularly enthusiastic about the recent success of Chesapeake's refocused drilling program in the Louisiana Austin Chalk Trend and the high potential of Chesapeake's exploratory program, both of which should lead to significant increases in reserves, production and cash flow. The structure of this transaction creates an excellent opportunity for our shareholders to realize significant future value."

                            CHESAPEAKE'S MANAGEMENT
                                    COMMENT

         Aubrey K. McClendon, Chesapeake's Chairman and Chief Executive Officer, said "The combination of Chesapeake and Hugoton creates a large independent oil and gas producer that will be committed to growing its assets through the drillbit and strategic acquisitions. Chesapeake's high potential exploration program and Hugoton's stable base of Mid-Continent production provide an attractive combination for Chesapeake and Hugoton's shareholders.

         Chesapeake will continue to focus its drilling program on high-impact exploration areas such as the Austin Chalk in Louisiana and Texas, the Tuscaloosa Trend in Louisiana, the Deep Wilcox formation in Wharton County, Texas, the Lovington area in New Mexico, and the Williston Basin in Montana and North Dakota. In addition, the combination of Chesapeake and Hugoton's existing Mid-Continent assets and Chesapeake's recently announced acquisitions of DLB and AnSon will create a long-lived foundation of more than 500 bcfe of Mid-Continent reserves. To realize the full value of this acquisition, we will undertake a major exploitation program on these assets and we expect to announce other property acquisitions in this area in the months ahead.





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         "Our goal at Chesapeake is to build one of the premier North American exploration and production companies. Chesapeake's vision of the oil and gas industry for the year 2000 and beyond is centered around our belief that significant size will be required to compete effectively as exploration programs become more costly and complex, attractive leasing opportunities become fewer and the industry talent pool shrinks. We also believe oil and natural gas prices are likely to increase in the years ahead and we seek to control larger amounts of oil and gas reserves in order to benefit from these anticipated price increases. We intend to provide Chesapeake's shareholders with the opportunity to prosper in this environment by aggressively building our company through the drillbit and strategic producing property acquisitions. The next 15 years are likely to be a very rewarding time for large independent producers of oil and gas. We have modified Chesapeake's strategy to provide greater growth opportunities for our shareholders during this period."

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         Chesapeake Energy Corporation is an Independent oil and natural gas producer headquartered in Oklahoma City. The company's operations are focused on exploratory and developmental drilling and producing property and corporate acquisitions in major onshore producing areas of the United States and Canada.

         The information in this release includes certain forward-looking statements that are based on assumptions that in the future may prove not to have been accurate. Those statements, and Chesapeake Energy Corporation's business and prospects, are subject to a number of risks, including production variances from expectations, uncertainties about estimates of reserves, volatility of oil and gas prices, the need to develop and replace its reserves, the substantial capital expenditures required to fund its operations, environmental risks, drilling and operating risks, risks related to exploratory and developmental drilling, competition, government regulation, and the ability of the company to implement its business strategy. These and other risks are described in the company's documents and reports that are available from the United States Securities and Exchange Commission, including the report filed on Form 10-K for the fiscal year ended June 30, 1997.





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